Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Financial Statements

As of September 30, 2018 and December 31, 2017 and

for the Nine-month periods ended September 30, 2018 and 2017

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Index

Unaudited Condensed Consolidated Interim Statement of Financial Position	4
Unaudited Condensed Consolidated Interim Statement of Comprehensive Income	5
Unaudited Condensed Consolidated Interim Statement of Changes in Equity	7
Unaudited Condensed Consolidated Interim Statement of Cash Flows	9
Notes to the Condensed Consolidated Interim Financial Statements	11

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In USD thousands)

	Notes	September 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	7	$403,519	$508,982
Restricted cash	7	8,163	5,465
Accounts receivable, net of expected credit losses	8	498,199	340,376
Accounts receivable from related parties	9	11,355	17,204
Expendable spare parts and supplies, net of provision for obsolescence		94,643	97,248
Prepaid expenses		109,109	99,757
Deposits and other assets	10	154,424	201,984

Total current assets		1,279,412	1,271,016
Non-current assets:
Available-for-sale securities		—	55
Deposits and other assets	10	133,586	116,345
Accounts receivable, net of expected credit losses	8	72,846	140,416
Intangible assets		441,452	426,579
Deferred tax assets		24,878	25,969
Property and equipment, net	11	5,361,944	4,881,016

Total non-current assets		6,034,706	5,590,380

Total assets		$7,314,118	$6,861,396

See accompanying notes to Unaudited Condensed Consolidated Interim Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In USD thousands)

	Notes	As of September 30, 2018	As of December 31, 2017
Liabilities and equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	12	$668,787	$572,072
Accounts payable		634,412	526,964
Accounts payable to related parties	9	5,090	7,187
Accrued expenses		192,882	186,657
Provisions for legal claims	20	9,306	11,720
Provisions for return conditions		8,929	19,093
Employee benefits		45,190	38,706
Air traffic liability		466,017	454,018
Frequent flyer deferred revenue	2	188,217	85,207
Other liabilities		5,497	9,415

Total current liabilities		2,224,327	1,911,039
Non-current liabilities:
Long-term debt	12	3,464,324	3,180,041
Accounts payable		7,308	5,084
Provisions for return conditions		132,035	144,099
Employee benefits		121,571	135,640
Deferred tax liabilities		19,170	25,814
Frequent flyer deferred revenue	2	226,937	104,786
Other liabilities	11	69,590	15,193

Total non-current liabilities		4,040,935	3,610,657

Total liabilities		6,265,262	5,521,696

Equity:
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid-in capital on common stock		234,567	234,567
Additional paid-in capital on preferred stock		469,273	469,273
Retained earnings		328,616	528,805
Revaluation and other reserves		58,382	58,382

Total equity attributable to equity holders of the parent		1,215,461	1,415,650
Non-controlling interest		(166,605)	(75,950)

Total equity		1,048,856	1,339,700

Total liabilities and equity		$7,314,118	$6,861,396

See accompanying notes to Unaudited Condensed Consolidated Interim Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the nine months ended September 30,		For the three months between July 1 and September 30,
	Notes	2018	2017	2018	2017
Operating revenue:
Passenger		$3,018,536	$2,669,061	$1,054,129	$931,648
Cargo and other		580,367	651,689	177,113	229,349

Total operating revenue	4	3,598,903	3,320,750	1,231,242	1,160,997

Operating expenses:
Flight operations		104,088	44,538	7,412	15,883
Aircraft fuel		889,966	694,888	316,013	236,837
Ground operations		345,386	339,575	117,656	112,667
Aircraft rentals		193,511	226,207	62,960	70,447
Passenger services		138,728	126,858	47,540	43,012
Maintenance and repairs		158,820	223,433	69,897	81,622
Air traffic		204,927	175,448	72,017	54,472
Sales and marketing		405,477	392,408	134,553	133,782
General, administrative and other		156,640	122,509	51,547	42,992
Salaries, wages and benefits		590,433	518,451	201,672	184,775
Depreciation and amortization		245,672	219,073	81,511	77,901

Total operating expenses		3,433,648	3,083,388	1,162,778	1,054,390

Operating profit		165,255	237.362	68,464	106,607

Interest expense		(156,772)	(132,485)	(49,769)	(47,422)
Interest income		7,031	4,963	2,557	931
Derivative instruments		3,690	(2,211)	4,159	(4,230)
Foreign exchange		(23,681)	(16,506)	(1,594)	(13,562)

Profit (loss) before income tax		(4,477)	91,123	23,817	42,324

Income tax expense – current		(19,120)	(28,023)	(1,904)	(7,438)
Income tax benefit – deferred		5,673	4,200	(7,865)	1,251

Total income tax expense	19	(13,447)	(23,823)	(9,769)	(6,187)

Net profit (loss) for the period		$(17,924)	$67,300	$14,048	$36,137

See accompanying notes to Unaudited Condensed Consolidated Interim Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the nine months ended September 30,		For the three months between July 1 and September 30,
	Notes	2018	2017	2018	2017
Net (loss) profit for the period		$(17,924)	$67,300	$14,048	$36,137
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	14
Actuarial gains/ (loss)		6,475	(9,302)	5,447	22,375
Income tax		(207)	(422)	(201)	(244)

		6,268	(9,724)	5,246	22,131
Items that will be reclassified to profit or loss in future periods:
Effective portion of changes in fair value of hedging instruments	14	9,495	1,154	(2,678)	18,550
Net change in fair value of financial assets with changes in OCI	15	(530)	272	40	41

		8,965	1,426	(2,638)	18,591

Other comprehensive income (loss) for the period, net of income tax		15,233	(8,298)	2,608	40,722

Total comprehensive income (loss) for the period, net of income tax		(2,691)	59,002	16,656	76,859
Profit (loss) attributable to:
Equity holders of the parent		(37,908)	37,769	4,643	27,774
Non-controlling interest		19,984	29,531	9,405	8,363

Net profit (loss)		(17,924)	67,300	14,048	36,137
Total comprehensive income (loss) attributable to:
Equity holders of the parent		(23,090)	29,471	6,836	68,496
Non-controlling interest		20,399	29,531	9,820	8,363

Total comprehensive income (loss)		$(2,691)	$59,002	$16,656	$76,859

Basic (loss) earnings per share	13
Common stock		$(0.04)	$0.04	$0.02	$0.03
Preferred stock		$(0.04)	$0.04	$0.02	$0.03

See accompanying notes to Unaudited Condensed Consolidated Interim Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the nine months ended September 30, 2018
		Common stock		Preferred stock		Additional paid-in capital					Non- controlling interest
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation and other reserves	Retained earnings and OCI reserves	Equity attributable to equity holders of the parent		Total equity
Balance at December 31, 2017		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$58,382	$528,805	$1,415,650	$(75,950)	$1,339,700
Adoption adjustment IFRS 15, IFRS 9, net of tax	3	—	—	—	—	—	—	—	(141,591)	(141,591)	(57,958)	(199,549)

Adjusted balance at January 1, 2018		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$58,382	$387,214	$1,274,059	$(133,908)	$1,140,151
Net loss		—	—	—	—	—	—	—	(37,908)	(37,908)	19,984	(17,924)
Other comprehensive income for the period	14	—	—	—	—	—	—	—	14,818	14,818	415	15,233
Dividends declared	23	—	—	—	—	—	—	—	(35,508)	(35,508)	(53,096)	(88,604)

Balance at September 30, 2018		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$58,382	$328,616	$1,215,461	$(166,605)	$1,048,856

See accompanying notes to Unaudited Condensed Consolidated Interim Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the nine months ended September 30, 2017
		Common stock		Preferred stock		Additional paid-in capital
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation and other reserves	Retained earnings and OCI reserves	Equity attributable to equity holders of the parent	Non- Controlling interest	Total equity
Balance at December 31, 2016		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$27,365	$544,681	$1,400,509	$19,752	$1,420,261
Net profit		—	—	—	—	—	—	—	37,769	37,769	29,531	67,300
Other comprehensive income (loss) for the period	14	—	—	—	—	—	—	—	(8,298)	(8,298)	—	(8,298)
Dividends declared	23	—	—	—	—	—	—	—	(25,758)	(25,758)	(121,000)	(146,758)

Balance at September 30, 2017		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$27,365	$548,394	$1,404,222	$(71,717)	$1,332,505

See accompanying notes to Unaudited Condensed Consolidated Interim Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(In USD thousands)

		For the nine months ended September 30,
	Notes	2018	2017
Cash flows from operating activities:
Net (loss) profit for the period		$(17,924)	$67,300
Adjustments for:
Allowance for impairment of expected credit losses	8	2,226	3,691
Allowance for inventory obsolescence		130	2,115
(Recovery) provisions for return conditions, net		(22,872)	4,580
(Recovery) provisions for legal claims, net	20	(2,066)	(2,669)
Depreciation and amortization		245,672	219,073
Share-based payment (income) expense		—	(913)
(Gains) Loss on disposal of assets		(17,327)	(2,215)
Fair value adjustment of financial instruments		(4,165)	3,476
Interest income		(7,031)	(4,963)
Interest expense		156,772	132,485
Deferred tax	19	(5,673)	(4,201)
Current tax	19	19,120	28,023
Unrealised foreign exchange (gain) losses		(15,484)	16,506
Changes in:
Accounts receivable		(78,979)	(116,061)
Expendable spare parts and supplies		2,475	(21,750)
Prepaid expenses		(9,360)	(20,425)
Deposits and other assets		68,680	41,222
Accounts payable and accrued expenses		147,185	69,945
Air traffic liability		4,431	121,353
Frequent flyer deferred revenue		32,234	—
Provision for return conditions		1,080	(233)
Employee benefits		(11,827)	(9,962)
Income tax paid		(26,500)	(30,609)

Net cash provided by operating activities		460,797	495,768

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(In USD thousands)

		For the nine months ended September 30,
	Notes	2018	2017
Cash flows from investing activities:
Restricted cash		(2,698)	(2,192)
Interest received		7,303	3,472
Advance payments on aircraft purchase contracts	11	(103,154)	(100,532)
Acquisition of property and equipment		(189,331)	(217,000)
Investment in certificates of bank deposits		(20,443)	(2,701)
Acquisition of intangible assets		(32,423)	(18,953)
Proceeds from sale of property and equipment		103,734	137,194
Acquisition of investments		—	425

Net cash used in investing activities		(237,012)	(200,287)
Cash flows from financing activities:
Proceeds from loans and borrowings	12	281,237	351,463
Repayments of loans and borrowings	12	(358,958)	(273,598)
Dividends paid	23	(33,416)	(25,759)
Dividends paid to minority shareholding	23	(53,096)	(121,001)
Interest paid		(144,972)	(97,867)

Net cash used in financing activities		(309,205)	(166,762)
Net (decrease) increase in cash and cash equivalents		(85,420)	128,719
Net foreign exchange difference		(20,043)	10,929
Cash and cash equivalents at beginning of period		508,982	375,753

Cash and cash equivalents at end of the period		$403,519	$515,401

See accompanying notes to Unaudited Condensed Consolidated Interim Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, the Group changed its corporate name as follows on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding, S.A and on March 3, 2011 changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013 the Group changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Group listed its shares on the New York Stock Exchange (NYSE) and is listed as AVH.

It’s ultimate holding company is Synergy Group Corp.

These condensed consolidated interim financial statements (“Interim Financial Statements”) as of September 30, 2018 and for the nine-month periods ended September 30, 2018 and 2017, comprise the Company and its subsidiaries (together referred to as the “Group”).

The following are the significant subsidiaries in the Company included within these Interim Financial Statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest %
		2018	2017
Avianca Ecuador (formerly Aerogal)	Ecuador	99.62%	99.62%
Aerovías del Continente Americano S.A.	Colombia	99.98%	99.98%
Avianca, Inc.	USA	100%	100%
Avianca Leasing, LLC	USA	100%	100%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles, Ltd. (formerly LifeMiles B.V.)	Bermudas	70%	70%
Avianca Costa Rica S.A.	Costa Rica	92.40%	92.40%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo Logistics, Inc.	USA	100%	100%
Tampa Cargo S.A.S.	Colombia	100%	100%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Aerotransporte de Carga Union S.A. de C.V.	Mexico	92.72%	92.72%
Avianca Peru S.A. (formerly Transamerican Airlines S.A.)	Peru	100%	100%
Vu-Marsat S.A.	Costa Rica	100%	100%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Company through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Group has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation, coordination of reservations, ticketing, passenger check-in and baggage handling and transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, All Nippon Airways, Singapore Airlines, Copa Airlines, Avianca Brasil, Iberia, Lufthansa, Eva Airways, Air China, Etihad Airways, Silver Airways and Turkish Airlines. Avianca, Taca International (as well as Taca affiliates) and Avianca Ecuador are members of Star Alliance, which give customers destinations and services offered by the 28 member airlines of the Star Alliance network. Its members include several of the most recognized airlines worldwide, such as Lufthansa, United Airlines, Thai Airlines, Air Canada, TAP, Singapore Airlines, among others, as well as smaller regional airlines. All of them are committed to meet the highest standards in terms of security and customer service.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. and Aero transporte de Carga Unión, S.A. de C.V. The Group also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Group performs ground operations for third-party airlines.

The Group operates a coalition loyalty program, including the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A. named LifeMiles. The program is designed to build customers loyalty and increase loyalty by offering incentives, among others, to passengers traveling on the participating airline partners for their continued preference. Under the LifeMiles program, customers earn miles by flying through its air partners, including through the Star Alliance and by using the services of non–air program partners such as credit cards, hotels, car rentals and other. The miles earned can be exchanged for flights or other partners’ products or services. Customers may redeem their awards through airline members of the Star Alliance, which give customers of the Group access to the routes, destinations and services of the Star Alliance network.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

As of September 30, 2018 and December 31, 2017, Avianca Holdings S.A. had a total fleet consisting of:

	September 30, 2018			December 31, 2017
Aircraft	Owned/ Financial Lease	Operating Lease	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	10	—	10	10	—	10
Airbus A-319	23	4	27	23	5	28
Airbus A-320	35	26	62	37	27	64
Airbus A-320 NEO	3	4	6	—	—	—
Airbus A-321	7	6	13	5	8	13
Airbus A-321 NEO	—	2	2	—	—	—
Airbus A-330	3	7	10	1	9	10
Airbus A-330F	6	—	6	6	—	6
Airbus A-300F-B4F	5	—	5	5	—	5
Boeing 767	—	—	—	—	1	1
Boeing 787-8	8	5	13	7	5	12
ATR-42	2	—	2	2	—	2
ATR-72	15	—	15	15	—	15
Boeing 767F	2	—	2	2	—	2
Cessna Grand Caravan	13	—	13	13	—	13
Embraer E-190	10	—	10	10	—	10

	142	54	196	136	55	191

(2)	Basis of presentation and significant accounting policies

(a)	Statement of compliance

The Condensed Consolidated Interim Financial Statements as of and for the nine months period ended September 30, 2018 and 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).

The Condensed Consolidated Interim Financial Statements do not include all the information and disclosures required in the annual financial statements as of and for the year ended December 31, 2017. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The Condensed Consolidated Interim Financial Statements of the Group as of and for the nine months period ended September 30, 2018 were prepared and submitted by Management and authorized for issuing by the Board of Directors on November 14, 2018.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

(b)	Basis of measurement

The Interim Financial Statements have been prepared on the historical cost basis, except certain assets and liabilities, which are measured at fair value, as set out in the specific accounting policy for such assets and liabilities.

(c)	Functional and presentation currency

The Interim Financial Statements are presented in US Dollars, which is the functional currency of the Company and of each of its subsidiaries. All financial information presented has been rounded to the nearest unit, except when otherwise indicated.

(d)	Use of estimates and judgments

The preparation of the Condensed Consolidated Interim Financial Statements in conformity with International Financial Reporting Standards, (“IFRS”), as issued by IASB, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these Condensed Consolidated Interim Financial Statements, significant judgments were made by Management when applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2017.

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Interim Financial Statements:

•

The Group has entered into operating lease contracts with respect to 54 aircraft. The Group has determined, based on the terms and conditions of the arrangements, that the significant risks and rewards of ownership of all these leased aircraft have not been transferred from the lessor, and as a result, these lease contracts are classified as operating leases.

•

The Group operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third-party financing. This relates to 95 aircraft from the A319, A320, A321, A330, A330F, ATR72 and B787 families. The Group has determined, based on the terms and conditions of the arrangements, that the Group controls these special purpose entities (“SPE”) and therefore, these SPEs are consolidated by the Group and the related aircraft are shown in the condensed consolidated interim statement of financial position as part of Property and Equipment with the corresponding debt shown as a liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Condensed Consolidated Interim Financial Statements within the next financial year:

•

The Group recognizes revenue from unused tickets that are expected to expire based on historical data and experience. Defining expected breakage requires management to make informed estimates about, among other things, the extent to which historical experience is an indication of the future customer behavior. Annually, or more frequently as the historical experience data suggests, management reassesses expected breakage and makes required adjustments.

•

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•

The Group measures administrative land and buildings located primarily in Bogota, Medellin, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Group engaged independent valuation specialists to determine the fair value of these assets as of December 31, 2017. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•

The Group estimates useful lives and residual values of property and equipment, including fleet assets based on network plans and recoverable values. Useful lives and residual values are reassessed annually, taking into consideration the latest fleet plans and other business plan information. Information on the net book values of property and equipment and related depreciation charges is disclosed in note 11.

•

Periodically, and as required, the Group assesses whether there are any indicators of impairment for all non-financial assets annually . Flight equipment, goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when such indicators exist. Impairment analysis requires the Group to estimate the value-in-use of the cash generating units to which goodwill is assigned.

•

The cost of defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligation are determined using actuarial valuations performed by third-party actuarial specialists. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

In determining the appropriate discount rate for pension plans in Colombia, management refers to market yields on Colombian Government bonds, since it is management’s judgment that there is no deep local market for high quality corporate bonds.

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•

As a result of the maturity of Loyalty business and given the information available on the history of Program and customers’ behavior, in June 2017 the Group implemented a new methodology to estimate breakage and engaged a third-party valuation specialist to assist management with this process.

Under the previous methodology, breakage was calculated based on historical redemption patterns from prior months, based on the aggregate behavior of all members. The new methodology considers the behavior of the members based on a segmentation into statistically homogeneous groups of members to be able to project future behaviors, and therefore is considered to be more robust in predicting redemption rates by segment and breakage estimates of the Program in accordance with IAS 8. The change in estimate was recognized prospectively from the date of the change.

•

The Group recognizes a provision in the balance sheet when an existing legal or implicit obligation to a third party exists as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. In relation to the provisions for lawsuit, the main source of uncertainty is the time of the outcome of the process.

•

Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Group incurs costs such as the payment to the lessor of a fare in accordance with the use of components through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the condition at which the asset was originally delivered, the Group is entitled to receive compensation from the lessor. The Group accrues a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. Upon redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the result of the annual period

(e)	Reclassifications

Reclassifications have been made to the prior year consolidated financial statements to conform to the current period presentation. Specifically ‘air traffic liability’ in the amount of $644,011 in the Condensed Consolidated Interim Statement of Financial Position was bifurcated into ‘air traffic liability’ in the amount of $454,018 and ‘frequent flyer deferred revenue’ of $189,993, to reflect the current and non-current performance obligations associated with the Group’s air transportation and loyalty activities.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

(3)	New and amended standards and interpretations

3.1	Amendments to IFRSs that are mandatorily effective for the current year

The Group applied for the first time IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, using the modified retrospective method that does not require the restatement, this application generated a decrease in equity of $199,549 distributed as follows: $199,765 for application of IFRS 15 and ($216) for IFRS 9.

Some other amendments and interpretations apply for the first time in 2018 but do not have a material impact on the Interim Financial Statements of the Group.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, which establishes a five-step model to determine the time and amount by which revenues should be recognized. The new standard replaces existing revenue recognition guidelines, including IAS 18 Revenue from Ordinary Activities, IAS 11 Construction Contracts and IFRIC 13 Loyalty Programs with Customers.

The standard is effective for annual periods beginning on January 1, 2018 and its early adoption is allowed. For its adoption, the standard allows choosing between the total retrospective method and the cumulative effect method. The Group adopted IFRS 15 on January 1, 2018, using the modified retrospective approach that does not require the restatement of previous financial statements.

The Group completed its qualitative and quantitative assessment of the impacts of the adoption of IFRS 15 in its consolidated financial statements. The evaluation included, among others, the following activities:

•	Analysis of the contracts concluded with clients and their main characteristics;

•	Identification of the performance obligations included in said contracts;

•	Determination of the price of the transaction and the effects caused by the variable considerations;

•	Analysis of the payments made to customers, including their proper classification and presentation in the income statement (net of income);

•	Assignment of the transaction amount to each performance obligation;

•	Analysis of the moment in which the income must be recognized by the Group, either at a moment in time or in the course of time, as appropriate;

•	Analysis of the impacts that the adoption of IFRS 15 has originated in the Group’s accounting policies, processes and internal controls, as well as;

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The accounting policies at the consolidated level, as well as at the level of the subsidiaries in relation to the recognition of income, had already been subject to the approval of the Group’s Audit Committee and establish the new bases for accounting for the revenue from contracts with customers under IFRS 15. Likewise, the Group analyzed the aspects related to internal control derived from the adoption of IFRS 15, with the objective of ensuring that the Group’s internal control environment is appropriate for the purposes of the financial reporting process.

The group recognizes revenue from the following main sources:

(i) Passengers

(ii) Cargo and others

Management used the alternative transition method to adopt IFRS 15.

The majority of the revenues are generated from the ticket sale, which will continue to be recognized as the flight service is provided. The evaluation included an estimate of the impact that the new revenue standard will have on the accounting of revenue from passengers and cargo and others, both with all the sub-revenue categories that roll up to these two items in total.

Upon adoption of IFRS 15, revenues for ancillaries associated with changes in date, destination or passanger name are recognized at the time of use date and classified in “Passanger revenue”. Previously this ancilliaries, were recognized when changes were requested and it was classified under “Cargo and other revenue”.

Under IFRS 15, ancilliaries revenues are not considered to be a separate performance obligation, and are combined with the existing performance obligation and accounted for as if they were part of the original ticket sale transaction. Therefore, the original price of the ticket and the amount paid for the ancilliaries are combined and considered to be one single performance obligation, which is deferred and recognized as “Passenger revenues” when the related consideration is satisfied. The impact of the change was USD $6,840 and resulted upon adoption, in an increase of the air traffic liability.

For revenue arrangements associated with the LifeMiles loyalty program, the Group concluded that there is only one performance obligation, and as such, that loyalty revenue should be recognized upon the redemption of miles by its customers. Under prior guidance, the Group was recording separately the value of marketing and branding activities from the fair value of the miles earned by its customers. As a result, upon adoption of IFRS 15 on January 1, 2018, the Group recorded an increase to Frequent flyer deferred revenue of $192,925.

Our analysis also included the evaluation of the costs to obtain and to fulfill a contract which we anticipate, given the current accounting policy in effect, will not have a significant impact as a result of the adoption of the new standard.

The current accounting policy of the Group is to recognize certain bonus associated with different commercial agreements as other income, when the agreement is signed. At the date of transition, the Group recognized non-material modifications for certain agreements signed during 2017 (whose income was recognized at the date of signature) and will defer and recognize the corresponding income over the term of the agreement as indicated in IFRS 15.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

Impacts of the IFRS 15 standard adoption (As of January 1, 2018)

The effects of the adoption of IFRS 15 standard in the Condensed Consolidated Interim Statement of Financial Position of the Group’s was as follows:

	Reported as of December 31, 2017	Application of the new standard	Reported as of January 1, 2018
		Deferred revenue (1)(2)
Total Assets	$6,861,396	—	6,861,396
Total Liabilities	5,521,696	199,765	5,721,461
Total Equity	1,339,700	(199,765)	1,139,935

(1)	An adjustment of $192,925, net of taxes was recognized as an increase to Frequent flyer deferred revenue.
(2)	An adjustment of $6,840 net of taxes was recognized to an increase to air traffic liability, in exchange for date, change of destination and name changes.

The effects of the adoption of IFRS 15 standard to Non-controlling interests as of January 1, 2018 was $57,958.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

Impacts of the IFRS 15 standard adoption (for the nine months ended September 30, 2018)

The effects on the adoption of the standard in the Condensed Consolidated Interim Statement of Comprehensive Income of the Group was as follows:

		Application of the new standard
	Amounts for the nine- months ended September 30, 2018 without IFRS 15	Deferred revenue Adjustment (1)	Reclassifications (2)	As reported amounts for the nine- months ended September 30, 2018
Operating revenue:
Passenger	3,012,239	(10,791)	17,088	3,018,536
Cargo and other	597,455	—	(17,088)	580,367

Total operating revenue	3,609,694	(10,791)	—	3,598,903
Total operating expenses	3,433,648	—	—	3,433,648

Operating profit	176,046	(10,791)	—	165,255
Other no operating income and expenses	(169,732)	—	—	(169,732)

Loss before tax	6,314	(10,791)	—	(4,477)
Income tax expense	(13,447)	—	—	(13,447)

Net profit	(7,133)	$(10,791)	$—	$(17,924)

(1)	Corresponds to the effect of the change in the recognition of some ancilliaries until the date of flight and income from the sale of miles at the time of redemption.
(2)	In accordance with the recognition criteria of IFRS 15, the reclassification associated with the items for the income of ancilliaries is directly related to the income of passengers.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9.

IFRS 9 includes three aspects of accounting for financial instruments: classification and measurement, impairment and hedge accounting. Retrospective application is required but the presentation of comparative information is not mandatory, except for hedge accounting, for which the requirements are applied prospectively, with some exceptions.

Avianca Holdings adopted the new standard on the required effective date. During 2017, the Group carried out a detailed impact assessment of the three aspects of IFRS 9.

(a)	Classification and measurement

The Group measures all financial assets that under IAS 39 were measured at fair value.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

Loans and commercial accounts receivable are maintained to collect the contractual cash flows and are expected to generate cash flows that represent only capital and interests payments. The Group analyzed the contractual characteristics of the cash flows of these instruments and concluded that they meet the criteria for measuring amortized cost according to IFRS 9. Therefore, reclassification is not required for these instruments.

(b)	Impairment

IFRS 9 requires the Group to record the expected credit losses on all its debt securities, loans and trade accounts receivable, either for 12 months or for life. The Group applied the simplified approach and record the expected lifetime losses on all trade accounts receivable. The Group determined that, due to the unsecured nature of its loans and accounts receivable, the loss allowance will decrease by $216 upon adoption with the corresponding related decrease in the deferred tax asset of $71 has determined that, due to the unsecured nature of its loans and accounts receivable, the impact of the application of this standard will not be material.

(c)	Hedge accounting

The Group determined that all existing hedging relationships currently designated as effective hedging relationships will continue to qualify for hedge accounting under IFRS 9. The Group has opted not to retrospectively apply IFRS 9 in the transition to hedges where the Group excluded the forward points the coverage designation according to IAS 39. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, the application of the hedging requirements of IFRS 9 do not have a significant impact on the consolidated financial statements of the Group.

IFRIC 22- Transactions in Foreign Currency and Advance Considerations

This Interpretation provides guidance on the determination of the date of transactions for purposes of establishing the exchange rate to be used in the initial recognition of the related asset, expense or income (or the corresponding part thereof), and the derecognition of an non-monetary asset or non-monetary liability that arises from the payment or collection of the anticipated consideration in foreign currency.

This Interpretation is effective for the periods beginning on or after January 1, 2018 and is not expected to have a significant effect on the Group’s consolidated financial statements, because the Group already accounts for transactions that involve payment or receipt of an advance consideration in a foreign currency in a manner consistent with the interpretation.

3.2	Standards issued but not yet effective

The group has not applied the following new and revised IFRSs that are not yet effective:

IFRS 16	Leases

IFRIC 23	Uncertainty over Income Tax Treatments

Effective for annual periods beginning on or after January 1, 2019, with earlier adoption allowed.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

IFRS 16 Leases

IFRS 16 replaces the following standards and interpretations: IAS 17 Leases, IFRIC 4 Determination of whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives, SIC-27 Evaluation of the substance of transactions that involve the legal form of a leasing contract.

This new standard requires the lessee to recognize all leases in a similar way to how financial leases are currently recorded under IAS 17 Leases. The standard includes two exceptions for this recognition: (1) leases of low-value assets (eg personal computers) and (2) short-term contracts (term of less than 12 months). The lessee recognizes at lease inception, the asset that represents the right of use and the liability for the periodic payments that must be made. Interest expense is recorded separately from depreciation.

The recognition requirements for the lessor are not significantly different from to IAS 17. Some of the impacts that could arise would be indicators of EBIT, debt covenants, debt and financing indicators, as well as the presentation of cash flows, which would be presented as financing and not operation activities.

The application date is for annual periods beginning on or after January 1, 2019. The Group is currently analyzing the impact of this standard.

IFRIC 23- Uncertainty over Income Tax Treatments

The interpretation refers to income tax accounting in cases in which the tax treatment includes uncertainties that affect the application of IAS 12 and does not apply to taxes that are outside the scope of this standard, nor does it include specific requirements related to it. with interests and penalties associated with uncertain tax treatments. The interpretation establishes the following:

•	When the entity considers uncertain tax treatments separately.

•	The assumptions made by the entity about the examination of tax treatments by the corresponding authorities.

•	The manner in which the entity determines the fiscal profit (or fiscal loss), fiscal bases, unused fiscal losses or credits, and fiscal rates.

•	The manner in which the entity considers changes in events and circumstances

The Group must determine if it evaluates each uncertain treatment separately or in groups, using the approach that best predicts the resolution of uncertainties. The group will apply its interpretation from its effective date. No significant impacts are expected in the application of this standard, however, procedures must be implemented to obtain the necessary information to apply this interpretation.

(4)	Operating Segment

The Group reports information by segments as required by IFRS 8 “Operating segments”. For management purposes, the Group has two reportable segments, as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

•	Air transportation: Corresponds to passenger and cargo operating revenues on scheduled flights and freight transport, respectively.

•	Loyalty: Corresponds to the coalition loyalty program, the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

Board of Directors has monitored assets, liabilities and the operating performance of the Group’s segments separately for purposes of making decisions about resource allocation and performance assessment.

The Group’s financial data by business segment for the nine-month periods ended September 30, 2018 is as follows:

	For the nine-month period ended September 30, 2018
	Air transportation	Loyalty (1)	Sub total	Eliminations	Consolidated
Revenue (2)
External customers	$3,365,716	$233,187	$3,598,903	$—	$3,598,903
Inter-segment	113,176	1,459	114,635	(114,635)	—

Total revenue	3,478,892	234,646	3,713,538	(114,635)	3,598,903

Cost of loyalty rewards	54,951	122,750	177,701	(107,350)	70,351
Operating expenses	3,102,052	22,992	3,125,044	(7,419)	3,117,625
Depreciation and Amortization	245,356	9,899	255,255	(9,583)	245,672

Operating expenses	3,402,359	155,641	3,558,000	(124,352)	3,433,648

Operating profit	76,533	79,005	155,538	9,717	165,255

Interest expense	(134,588)	(22,184)	(156,772)	—	(156,772)
Interest income	5,405	1,626	7,031	—	7,031
Derivative instruments	3,690	—	3,690	—	3,690
Foreign exchange	(23,669)	(12)	(23,681)	—	(23,681)
Income tax expense	(13,447)	—	(13,447)	—	(13,447)

Net segment profit (loss) for the period	$(86,076)	$58,435	$(27,641)	$9,717	$(17,924)

Segment Assets	$7,259,669	$232,649	$7,492,318	$(178,200)	$7,314,118

Segment Liabilities	$5,537,976	$837,736	$6,375,712	$(110,450)	$6,265,262

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group’s financial data by business segment for the nine-month periods ended September 30, 2017 are as follows:

	For the nine-month period ended September 30, 2017
	Air transportation	Loyalty (1)	Sub total	Eliminations	Consolidated
Revenue (2)
External customers	$3,109,918	$210,832	$3,320,750	$—	$3,320,750
Inter-segment	83,666	2,557	86,223	(86,223)	—

Total revenue	$3,193,584	$213,389	$3,406,973	$(86,223)	$3,320,750

Cost of loyalty rewards	36,917	96,206	133,123	(80,514)	52,609
Operating expenses	2,800,024	20,538	2,820,562	(8,856)	2,811,706
Depreciation and amortization	219,009	9,647	228,656	(9,583)	219,073

Operating expenses	3,055,950	126,391	3,182,341	98,953	3,083,388

Operating profit	137,634	86,998	224,632	12,730	237,362

Interest expense	129,551	2,887	132,438	47	(132,485)
Interest income	(3,371)	(1,545)	(4,916)	(47)	4,963
Derivative instruments	2,211	—	2,211	—	(2,211)
Foreign exchange	16,516	(10)	16,506	—	(16,506)
Income tax expense	23,170	653	23,823	—	(23,823)

Net Segment profit (loss) for the period	$(30,443)	$85,013	$54,570	$12,730	$67,300

Segment Assets	$6,558,156	$241,589	$6,799,745	$(115,758)	$6,683,987

Segment Liabilities	$4,917,442	$535,196	$5,452,638	$(101,156)	$5,351,482

(1)	2018 Financial Information is prepared under IFRS 15 “Revenue from Contracts with clients” and for 2017 it was prepared under IFRIC 13 “Customer loyalty programmes”
(2)	Loyalty revenue for miles redeemed is allocated to passenger revenue and, other loyalty revenue is recorded in other revenue.

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles Ltd., and exclude assets, liabilities, income and expenses of the loyalty program recognized by the Group’s Subsidiaries.

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group’s revenues by geographic area for the nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the nine months ended September 30,		For the three months between July 1 and September 30,
	2018	2017	2018	2017
North America	$462,050	$416,761	$173,117	$150,260
Central America and the Caribbean	450,423	376,811	154,292	146,386
Colombia	1,643,884	1,474,355	538.274	499,724
South America (ex-Colombia)	729,848	723,264	243,989	241,864
Other	312,698	329,559	121,570	122,763

Total operating revenue	$3,598,903	$3,320,750	$1,231,242	$1,160,997

The Group allocates revenues to geographic areas based on the point of origin of the flight.

(5)	Seasonality

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. These fluctuations are the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of passenger traffic are concentrated in February, April and May. Given the proportion of fixed costs, the Company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as defined by IAS 34.

(6)	Employee benefits

The Group sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Group has also agreed to provide certain additional post-employment benefits. These benefits are unfunded as of September 30, 2018. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds of the country where each benefit plan is established), less the fair value of plan assets out of which the obligations are to be settled. Plan assets are not available to the creditors of the Group, nor can they be paid directly to the Group. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The discount rate indexed by Colombian Government bonds was 7.17 % and 6.73% as of September 30, 2018 and December 31, 2017, respectively.

(7)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of September 30, 2018 and 2017 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017	September 30, 2017
Cash on hand and bank deposits	$379,437	$490,657	$500,488
Demand and term deposits (1)	24,082	18,325	14,913

Cash and cash equivalents	403,519	508,982	515,401
Restricted cash (2)	8,163	5,465	7,272

Cash and cash equivalents and restricted cash	$411,682	$514,447	$522,673

(1)

As of September 30, 2018 and as of December 31, 2017, within cash equivalents are demand and term deposits that amounted to $24,082 and $18,325, respectively. The use of term deposits depends on the cash requirements of the Group. As of September 30, 2018, term deposits accrue annual interest rates between 3.96% and 5.68% in Colombian pesos and between 1.99% and 4.56% in dollars. As of December 31, 2017, term deposits accrue annual interest rates between 2.10% and 6.50% in dollars and between 3.77% and 5.52% in Colombian pesos.

(2)

As of September 30, 2018, restricted cash includes resources in administration in an autonomous equity, which have a specific destination in relation to the object for which they were constituted, they consist among others in the payment of capital and interests to the bondholders.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

(8)	Accounts receivable, net of expected credit losses

Receivables as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
Trade	$189,875	$190,501
Indirect tax credits (1)	309,157	250,663
Employee advances	6,031	6,213
Other (2)	78,542	46,595

	$583,605	$493,972
Less allowance for impairment of expected credit losses	(12,560)	(13,180)

Total	$571,045	$480,792

Net current (3)	$498,199	$340,376
Net non-current	72,846	140,416

Total	$571,045	$480,792

(1)	The increase in the tax item is due to the normal flow of the Group’s processes, where month after month the short-term withholding tax, longer-term VAT under the same concept is recorded.
(2)	Corresponds mainly to amounts charged to Rolls Royce for damage claims related to engine failures.
(3)	The variation corresponds to reclassification of Long Term to Short Term balances in favor of income declaration and CREE.

Changes during the year in the allowance for impairment of excepted credit losses are as follows:

	September 30, 2018	December 31, 2017	September 30, 2017
Balance at beginning of period	$13,180	$13,256	$13,256
Increase in provision for impairment for expected credit losses	2,226	4,363	3,691
Write-off against the allowance	(2,846)	(4,439)	(3,102)

Balance at end of period	$12,560	$13,180	$13,845

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

(9)	Balances and transactions with related parties

The following is a summary of related party transactions as of September 30, 2018, December 31, 2017 and for the period ended on September 30, 2018 and 2017:

Company	Country	September 30, 2018				December 31, 2017		September 30, 2017
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
SP SYN Participações S.A.	Brazil	$1,497	$—	$585	$—	$13,853	$—	$637	$—
OceanAir Linhas Aéreas, S.A.	Brazil	8,287	3,474	14,522	22,355	1,725	4,264	18,732	18,484
Aerovias Beta Corp.	Panama	1,169	—	—	—	977	—	—	—
Aeromantenimiento, S.A.	El Salvador	5	—	—	—	17	—	—	628
Transportadora del Meta S.A.S.	Colombia	—	432	10	3,536	—	222	14	2.207
Empresariales S.A.S.	Colombia	1	280	5	2.709	—	467	1	8.872
Global Operadora Hotelera S.A.S	Colombia	7	536	5	540	8	636	—
Synergy Aerospace Corp.	Panamá	320	__	—	—	512	1,262	—	4,201
Corp. Hotelera Internac S.A.	El Salvador	—	251	—	546	—	83	—	381
Other		69	117	5		112	253	26	3,757

Subtotal		$11,355	$5,090	$15,132	$29,686	$17,204	$7,187	$19,410	$38,530

		Receivables	Payables			Receivables	Payables
Short-term		$11,355	$5,090			$17,204	$7,187

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The receivables balance with SP SYN Participações S.A. as of September 30, 2018 amounted to $1,497, consisting of $912 of principal and $585 of accrued interest. The debt bears interest equal to 90 day LIBOR plus 550 basis points.

The Group has not recognized any expense or provision for impairment of expected credit loss accounts as related parties transactions since it is expected that the balances will be recovered fully.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
Aeromantenimiento S.A.	Aircraft maintenance Group that provides aircraft overhaul services to the Group.

Aerovías Beta Corp.	Accounts receivable correspond to amounts due to Latin Airways Corp. as a result of the spin-off of Aerovías Beta Corp., which led to the creation of Latin Airways Corp.

Corporación Hotelera Internacional S.A.	Accommodation services for crews and employees of the Group.

Empresariales S.A.S.	Transportation services for employees of Avianca, S.A.

OceanAir Linhas Aéreas, S.A.	The Group receives from OceanAir logistic services, marketing and advertising, maintenance services, and training services. The Group has entered into a licensing agreement with OceanAir for the use of the Avianca trademark in Brazil. Additionally, the Group leases aircraft to OceanAir (see Note 21). On November 4, 2014, Tampa Cargo S.A.S., entered into a Block Space Agreement with OceanAir Linhas Aéreas, S.A., acquiring priority rights and a minimum guaranteed cargo capacity on certain flights of the carrier.

SP SYN Participações S.A.	Aviation Leasing Services Invesments S.A. and SP SYN Participações S.A. (“SP SYN”) signed a novation agreement for the receivables from OceanAir Linhas Aéreas, S.A. (“OceanAir”) whereby SP SYN would be the new debtor.

Synergy Aerospace Corp.	The balances of accounts receivable correspond to reserves on aircraft engines and maintenance contracts. The balances payable originate from payments executed by Synergy Aerospace Corp. on behalf of Latin Airways Corp.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

Related party	Nature of Services

Avianca Holdings S.A. signed an agreement to purchase purchase and acceptance of delivery of certain aircraft that were originally acquired by Synergy Group. The agreement originates in certain obligations signed on December 30, 2010 and modified by subsequent amendments on December 30, 2011 and February 28, 2012.

Transportadora del Meta S.A.S.	It provides Avianca, S.A. ground transportation services for cargo / courier shipments.

Key management personnel compensation expense

Key management personnel compensation expense recognized within “Salaries, wages, and benefits” in the Interim Condensed Consolidated Statement of Comprehensive Income for the nine month periods ended September 30, 2018 and 2017 amounted to $21,682 and $16,815, respectively, and for the three months between July 1 and September 30, 2018 and 2017 amount to $ 4,811 and $ 4,921, respectively.

(10)	Deposits and other assets

Deposits and other assets as of September 30, 2018 and December 31, 2017 are as follows:

	Notes	September 30, 2018	December 31, 2017
Short term:
Deposits with lessors (1)		$40,618	$111,229
Short term investments (2)		79,435	59,332
Guarantee deposits (3)		2,060	2,003
Others (4)		4,669	8,871

Sub-Total		126,782	181,435
Fair value of derivative instruments	15	27,642	20,549

Total		$154,424	$201,984

Long term:
Deposits with lessors (1)		$74,541	$63,962
Long term investments – restricted (2)		9,499	9,159
Guarantee deposits (3)		21,711	16,531
Others (4)		19,637	23,703

Sub-Total		125,388	113,355
Fair value of derivative instruments	15	8,198	2,990

Total		$133,586	$116,345

(1)

Corresponds mainly to maintenance deposits in connection with leased aircraft, that are considered recoverable. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

These are reimbursed to the Group at the end of the maintenance event for the lower amount between (a) the amount of maintenance deposits that the lessor has associated with a specific maintenance event or (b) the corresponding costs related to a maintenance event specific.

During the nine months of 2018 there was a net decrease of $ 60,032, mainly explained by the recovery of maintenance reserves and changes in collateral between deposits to letters of credit.

(2)

Short term investments correspond to funds invested that will mature within one year. All treasury cash surpluses are invested as defined and outlined in the Group’s Investment Policy. Otherwise, they are classified as long-term. The restricted investments correspond to CDT’s and bonds issued by the Trusts held by the Group.

(3)	Corresponds mainly to amounts paid to suppliers in connections with leases of airport facilities, among other service agreements.

(4)	Mainly corresponds to refundable guarantee deposits with Airbus for the delivery of aircraft and funds to guarantee 15% of the outstanding amount of the debt with the bondholders.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

(11)	Property and equipment, net

Flight equipment, property and other equipment as of September 30, 2018 and December 31, 2017 as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2017	$4,808,885	$555,619	$219,067	$159,303	$158,217	$294,306	$6,195,397
Additions	451,145	116,021	20,241	103,154	13	29,663	720,237
Disposals/Transfers	(15,272)	6,750	(10,489)	(11,013)	(262)	(6,968)	(37,254)

September 30, 2018	$5,244,758	$678,390	$228,819	$251,444	$157,968	$317,001	$6,878,380

Accumulated depreciation:
December 31, 2017	$824,774	$270,780	$67,560	$—	$10,554	$140,713	$1,314,381
Additions	139,129	61,595	8,162	—	1,776	17,458	228,120
Disposals/Transfers	(13,491)	(1,075)	(9,996)	—	(423)	(1,080)	(26,065)

September 30, 2018	$950,412	$331,300	$65,726	$—	$11,907	$157,091	$1,516,436

Net:
December 31, 2017	$3,984,111	$284,839	$151,507	$159,303	$147,663	$153,593	$4,881,016

September 30, 2018	$4,294,346	$347,090	$163,093	$251,444	$146,061	$159,910	$5,361,944

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of September 30, 2017, and December 31, 2016:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2016	$4,450,572	$383,434	$203,545	$215,097	$158,777	$274,872	$5,686,297
Additions	108,117	133,254	16,740	100,532	38,762	23.936	421,341
Disposals/Transfers	(2,440)	(2,194)	3,145	(52,935)	(78,107)	(14.108)	(146,639)

September 30, 2017	$4,556,249	$514,494	$223,430	$262,694	$119,432	$284.700	$5,960,999

Accumulated depreciation:
December 31, 2016	$653,415	$190,596	$62,489	$—	$9,406	$120,462	$1,036,368
Additions	124,205	58,111	4,124	—	1,883	15,683	204,006
Disposals/Transfers	(5,948)	(1,389)	127	—	(704)	(3,945)	(11,859)

September 30, 2017	$771,672	$247,318	$66,740	$—	$10,585	$132,200	$1,228,515

Net:
December 31, 2016	$3,797,157	$192,838	$141,056	$215,097	$149,371	$154,410	$4,649,929

September 30, 2017	$3,784,577	$267,176	$156,690	$262,694	$108,847	$152,500	$4,732,484

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The main additions corresponds to:

•

Flight equipment: During the nine months ended September 30, 2018, the Group acquired two aircraft A-330-300, two aircraft A321-200, one aircraft B-787 and one aircraft 320 under financial leasing, in the amount of $427,751. During the nine months ended September 30, 2017, the Group acquired ten A-318 aircraft, which were previously operating leases in the amount of $90,569.

•

Capitalized maintenance: Additions reported for the nine months ended September 30, 2018 and 2017 correspond to major repairs of the fuselage for $10,350 and $23,388, respectively, and major engine repairs for $94,238 and $109,667, respectively.

•

Reimbursement of predelivery payments: In the item of aircraft advances, as of September 30, 2018 and 2017, the Group capitalized loan costs of $11,921 at an average interest rate of 7.21% and $11,776 at an interest rate average of 7.46%, respectively. In addition, the Group made pre-delivery payments (“PDPs”) of 21 orders with Airbus and Boeing for the nine months of 2018.

•	Others: During the nine months ended September 30, 2018, the following capitalizations can be highlighted:

•	Charges associated with the phase V project transfer to El Dorado International Airport and expansion of the VIP Room for $8,550.

•	Assembly of multimedia equipment in airplanes for $2,200.

•	Explosive detection machines for $726.

•	Furniture and office equipment for $1,508.

•	Aeronautical training and emergency practices (ATR Gate), originating a higher value of the A320 TRU flight simulator for $472.

During the nine months ended September 30, 2017, $9,539 was capitalized for the purchase and installation of an Airbus A320 MSN 2605 flight simulator installed in the CEO. The cost includes tariffs and taxes. It is used for personnel training.

During the nine months ended September 30, 2018, December 31, 2017 and September 30, 2017, the Group recognized a net gain of $14,852, $2,928 and $2,657 respectively, related to sale and leaseback transactions, which are recognized in earnings. All sale and leaseback transactions resulted in operating leases.

During the nine months ended September 30, 2018, the Group obtained a gain of $ 68,842 related to sale and leaseback transactions, of which $ 18,365 were recognized in the Consolidated Statement of Comprehensive Income. The remainder, $50,477, has been deferred and will be amortized over the term of financing.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

(12)	Long–term debt

Loans and borrowings, measured at amortized cost, as of September 30, 2018 and December 31, 2017 are summarized as follows:

	Notes	September 30, 2018	December 31, 2017
Current:
Short–term borrowings and current portion of long–term debt		$620,323	$542,614
Bonds		48,464	29,458

	18	$668,787	$572,072

Non–current:
Long–term debt		$2,914,467	$2,600,450
Bonds		549,857	579,591

	18	$3,464,324	$3,180,041

Terms and conditions of the Group’s outstanding obligations for period ended September 30, 2018 and December 31, 2017 are as follows:

		September 30, 2018
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2019	5.30%	$132,670	$130,878
Long–term debt	2029	4.63%	5,281,145	3,403,912
Bonds–Colombia	2019	9.66%	89,621	30,770
Bonds–Luxembourg	2020	7.95%	550,000	567,551

Total			$6,053,436	$4,133,111

		December 31, 2017
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2018	3.96%	$85,387	$79,263
Long–term debt	2029	4.14%	4,699,338	3,063,801
Bonds–Colombia	2019	10.58%	89,266	59,808
Bonds–Luxembourg	2020	8.38%	550,000	549,241

Total			$5,423,991	$3,752,113

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The majority of interest bearing liabilities are denominated in US dollars except for bonds in Colombia and certain financing liabilities for working capital which are denominated in Colombian Pesos, and some aircraft debt which is denominated in Euros.

The outstanding long term debt balance of the Group as of September 30, 2018 and December 31, 2017 was $2,492,731 and $2,288,605, respectively. These outstanding balances of long-term debt include borrowings from various financial institutions to finance aircraft acquisitions. Most of these are loans guaranteed by Export Credit Agencies. Additionally, the Group had an outstanding balance of short-term borrowings and long-term debt with various financial institutions for working capital purposes amounting to $1,042,060 and $854,459, respectively.

During 2018, the Group obtained $427,751 in loans (financial leasing) to finance the purchase of two A321 aircraft, two A330 aircraft, one B787 aircraft and one A320 aircraft. The Group also obtained $281,062 for general working capital purposes and maintenance equipment.

During 2017, the Group obtained $340,568 in loans to finance the purchase of ten A318 aircraft, one B787, one A320, two A320neo, and refinance one A319 and two A320. The Group also obtained $512,360 for general purposes of working capital, amount these loans is the one acquired by LifeMiles, US$ $300,000 at a rate LIBOR + 5.5%, for a term of 5 years, this loan is guaranteed with all tangible and intangible assets, except for some exclusions of LifeMiles Ltd and its subsidiaries, likewise this debt has financial commitments. In addition , the Group received a US $150,000 (less transaction costs) in connection with the transfer of future cash flows from certain sales of credit card tickets in the United States (related only to travel agency sales), which were sold by Avianca to USAV Flow for a period of five years.

On May 10, 2013, the Company issued $300,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10, beginning on November 10, 2013.

On April 8, 2014, the Company completed a second issuance of $250,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi–annually in arrears on May 10 and November 10, beginning on May 10, 2014. The placement price for the second issuance was 104.50%.

As of September 30, 2017 and December 31, 2017, the Company and the subsidiaries of Grupo Taca Holdings Limited, and Avianca Leasing, LLC are jointly and severally liable under the Notes as co–issuers on $550,000 in aggregate principal amount.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Notes are fully and unconditionally guaranteed by three of our subsidiaries: Taca International Airlines S.A., Avianca Costa Rica S.A., and Avianca Peru S.A. Avianca Leasing LLC’s obligations as a co–issuer of the Notes will be unconditionally guaranteed by our subsidiary Aerovías del Continente Americano S.A.–Avianca, in an amount equal to $366,667. The Notes and guarantees are senior unsecured obligations of the co–issuers and the guarantors, respectively, and rank equally in preference with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Senior Notes or the guarantees.

The Company, Avianca Leasing, LLC and Grupo Taca Holdings, Limited as co–issuers, issued the Senior Notes on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF market of the Luxembourg Stock Exchange. As of September 30, 2018 and December 31, 2017, the Senior Notes outstanding and the corresponding balances are as follows:

Issuing entities	Original currency	Total placed in original currency	September 30, 2018	December 31, 2017
Avianca Holdings S.A., Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD	550,000	$567,551	$549,241

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Avianca Costa Rica, S.A., Avianca Peru S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $375 million.

Notes offered:	$550,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300,000

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year. The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013. The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Amount of the second issue	$250,000

Maturity Date:	The Senior Notes will mature on May 10, 2020.

As of September 30, 2018 and December 31, 2017, bonds issued and the corresponding balances are as follows:

Issuing entity	Issue	Total placed in original currency (1)	Balance as of
			September 30, 2018		December 31, 2017
			Original currency (1)	In US Dollars	Original currency (1)	In US Dollars
Avianca S.A.	Series A	75,000	—	$—	—	$—
Avianca S.A.	Series B	158,630	—	—	—	—
Avianca S.A.	Series C	266,370	90,566	30,770	178,468	59,808

Total				30,770		$59,808

(1)	Presentation of original currency in millions of Colombian pesos

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which is collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

The specific conditions of the 2009 bond issue in Colombia are as follows:

Representative of bondholders:	Helm Trust S.A.

Amount of issue:	$500,000 million Colombian Pesos

Managing agent:	Fiduciaria Bogota S.A.

Series:	Series A: Authorized issue $100,000 million Colombian Pesos Series B: Authorized issue $200,000 million Colombian Pesos Series C: Authorized issue $300,000 million Colombian Pesos

Coupon:	Series A: Indexed to Colombian consumer price index Series B: Indexed to Colombian consumer price index Series C: Indexed to Colombian consumer price index Interest is payable at quarter–end

Term:	Series A: 5 years Series B: 7 years Series C: 10 years

Repayment of capital:	Series A: At the end of 5 years Series B: 50% after 6 years and 50% after 7 years Series C: 33% after 8 years, 33% after 9 years and 34% after 10 years

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

As of September 30, 2018 and December 31, 2017, the Group had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $231,434 and $115,742, respectively. As of September 30, 2018 and December 31, 2017, there were $23,648, and $14,123 unused credit line balances, respectively, under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Group may withdraw funds if it has working capital requirements.

Future maturities of on long–term debt as of September 30, 2018 and December 31, 2017 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
September 30, 2018	$489,445	$464,878	$516,178	$632,981	$1,300,430	$3,403,912

December 31, 2017	$463,351	$381,288	$412,839	$392,810	$1,413,513	$3,063,801

Future maturities of on bonds as of September 30, 2018 and December 31, 2017 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
September 30, 2018	$48,463	$549,858	$—	$—	$—	$598,321

December 31, 2017	$29,458	$29,676	$549,915	$—	$—	$609,049

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

Changes in liabilities derived from financial obligations at September 30, 2018

	January 1, 2018	Payments	Interest Payments	Foreign exchange movement	New acquisitions	New Leasings (1)	Financials Costs (2)	Other	September 30, 2018
Current interest-bearing loans and borrowings (excluding itmes listed below)	$79,263	$(15,525)	$(2,994)	$(153)	$66,931	$—	$10,350	$(4,994)	$130,878
Current portion of long-term credits (excluding items listed below)	463,351	(82,560)	(41,641)	(670)	—	—	146,443	4,522	489,445
Bonds current	29,458	—	(27,608)	683	—	—	45,931	—	48,464
Non-current obligations under financial lease agreements and purchase agreements	2,600,450	(229,471)	(72,729)	2,079	214,306	427,751	(23,062)	(4,857)	2,914,467
Bonds	579,591	(29,402)	—	(332)	—	—	—	—	549,857

Total liabilities from financing activities	$3,752,113	$(358,958)	$(144,972)	$1,607	$281,237	$427,751	$179,662	$(5,329)	$4,133,111

(1)	Goods and equipment acquired during the period under finance lease; these movements have no effect on the statement of cash flows.
(2)

This column contains the value of the interest caused by the nine months to September 30, 2018 for $ 158,644 and the initial balance of interest payable related to the financial obligations of $ 21,018.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

Changes in liabilities derived from financial obligations at December 31, 2017

	January 1, 2017	Payments	Foreign exchange movement	New acquisitions	New Leases (1)	Other	December 31, 2017
Current interest-bearing loans and borrowings (excluding itmes listed below)	$62,179	$(22,408)	$—	$39,492	$—	$—	$79,263
Current portion of long-term credits (excluding items listed below)	314,970	(57,197)	4	207,562	—	(1,988)	463,351
Bonds current	29,590	—	—	—	—	(132)	29,458
Non-current obligations under financial lease agreements and purchase agreements	2,259,459	(279,580)	15,296	114,770	340,568	1,401	2,451,914
Other financial liabilities	—	—	—	148,536	—	—	148,536
Bonds	608,037	(28,910)	464	—	—	—	579,591

Total liabilities from financing activities	$3,274,235	$(388,095)	$15,764	$510,360	$340,568	$(719)	$3,752,113

(1)	Goods and equipment acquired during the period under finance lease; these movements have no effect on the statement of cash flows.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

(13)	(Loss) Earnings per share

The calculation of basic earnings and loss per share for the nine months ended September 30, 2018 and 2017 are as follows:

	September 30, 2018	September 30, 2017
Net (loss) profit attributable to Avianca Holdings S.A.	$(37,908)	$37,769

Weighted average number of shares

(in thousands of shares)
Common stock	660,800	660,800
Preferred stock	336,187	336,187

Basic (loss) profit per share

Common stock	$(0.04)	$0.04
Preferred stock	$(0.04)	$0.04

(14)	Other Comprehensive Income

The movement of other comprehensive income and loss from December 31, 2017 to September 30, 2018 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI reserves
As of December 31, 2017	$6,507	$(226)	$(65,138)	$3	$125	$58,382	$(347)
Other comprehensive income (loss) for the period	9,495	(530)	6,475	—	(207)	—	15,233

As of September 30, 2018	$16,002	$(756)	$(58,663)	$3	$(82)	$58,382	$14,886

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The movement of other comprehensive income and loss from December 31, 2016 to September 30, 2017 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI reserves
As of December 31, 2016	$122	$(245)	$(31,753)	$(3,558)	$3	$15,143	$27,365	$7,077
Other comprehensive income for the period	1,154	272	(9,302)	—	—	(422)	—	(8,298)

As of September 30, 2017	$1,276	$27	$(41,055)	$(3,558)	$3	$14,721	$27,365	$(1,221)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows.

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of financial assets with changes in OCI, until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post-retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income.

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The following provides an analysis of items presented net in the Consolidated Statement of Comprehensive Income which have been subject to reclassification, without considering items remaining in Other Comprehensive Income (OCI) which are never reclassified to profit or loss:

	For the nine months ended September 30,
	2018	2017
Cash flow hedges:
Reclassification during the period to profit or loss	$(3,690)	$3,145
Effective valuation of cash flow hedges	13,185	(1,991)

	$9,495	$1,154

Fair value reserves:
Valuations of financial assets with changes in OCI	$(530)	$272

	$(530)	$272

Income tax on other comprehensive income:
Reclassification during the period (1)	$—	$(2,524)
Temporary differences within OCI	—	2,524

	$—	$—

(1)

Deferred income tax assets resulting from temporary differences affecting the ORI were valued according to paragraphs 34 and 35 of IAS 12, taking into account that future losses are presented that do not allow the recoverability of the deferred tax.

(15)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value through other comprehensive income as of September 30, 2018 and December 31, 2017 are the following:

	Note	September 30, 2018	December 31, 2017
Cash flow hedges – Assets
Fuel price hedges	10	$27,642	$20,549
Interest Rate	10	8,198	2,990

Total	18	$35,840	$23,539

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated for future purchases deemed as highly probable forecast transactions.

Cash flow hedges liabilities are recognized within other liabilities in the Interim Condensed Consolidated Statement of Financial Position.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Group to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments as of September 30, 2018:

	Fair Value	1-12 months	12-24 months
Fuel price
Assets	$27,642	$27,642	$—
Interest rate
Assets	$8,198	$—	$8,198

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments as of December 31, 2017:

	Fair Value	1-12 months	12-24 months
Fuel price
Assets	$20,549	$20,549	$—
Interest rate
Assets	$2,990	$—	$2,990

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. For the nine-months ended September 30, 2018 and September 30, 2017, a net gain relating to changes in fair value of hedging instruments of $9,495 and $1,154, respectively is included in other comprehensive income (see Note 14).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

(16)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of September 30, 2018 and December 31, 2017 are the following:

		September 30, 2018	December 31, 2017
Derivatives not designated as hedges – Liabilities:
Derivative contracts of interest rate	18	$(71)	$137

Total		$(71)	$137

Changes in Fair Value of Financial instruments that are intended to reduce the levels of risk of foreign currency and interest rates due recognized through profit or loss when derivative contracts are not designated as hedges for accounting purposes.

Liabilities on derivatives not designated as hedges are recognized within Other Liabilities in the Consolidated Statement of Financial Position.

Foreign currency risk

Certain financial derivatives contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Interest rate risk

The Group is exposed to interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Group pays a fixed rate and receives a variable rate.

(17)	Offsetting of financial instruments

The Group has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Group has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of September 30, 2018 and December 31, 2017, the Group has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

(18)	Fair value measurements

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Interim Condensed Consolidated Statement of Financial Position as of September 30, 2018 are as follows:

		September 30, 2018
	Notes	Carrying amount	Fair value
Financial assets
Derivative instruments	15	35,840	35,840

		$35,840	$35,840

Financial liabilities
Short-term borrowings and long-term debt	12	$4,133,111	$4,141,680
Derivative instruments	16	(71)	(71)

		$4,133,040	$4,141,609

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Interim Consolidated Consolidated Statement of Financial Position as of December 31, 2017 are as follows:

		December 31, 2017
	Notes	Carrying amount	Fair value
Financial assets
Available-for-sale securities		$55	$55
Derivative instruments	15	23,539	23,539

		$23,594	$23,594

Financial liabilities
Short-term borrowings and long-term debt	12	$3,752,113	$3,587,841
Derivative instruments	16	137	137

		$3,752,250	$3,587,978

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The fair value of the financial assets and liabilities correspond to the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management assessed that the fair value of cash and cash equivalents, current account receivable, account payable and other current liabilities approximates their respective carrying amount largely due to the short-term mature of these instruments.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods:

(a)

The fair value of available-for-sale financial assets is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date.

(b)

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)

The fair value of short-term borrowings and long-term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

(d)

The Group uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16 “Property, Plant and Equipment”, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Group periodically engaged accredited independent appraisals, to determine the fair value of its land and buildings.

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date;

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	Inputs are unobservable inputs for the asset or liability.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of September 30, 2018, which is also the date of valuation:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 15)
Aircraft fuel hedges	—	27,642	—	27,642
Interest rate derivatives	—	8,198	—	8,198
Revalued administrative property (Note 11)	—	146,061	—	146,061

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative contracts of interest rates (Note 16)	—	(71)	—	(71)
Liabilities for which fair values are disclosed
Short-term borrowings and long-term debt (Note 12)	—	4,141,680	—	4,141,680

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2017, which is also the date of valuation:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 15)
Aircraft fuel hedges	—	20,549	—	20,549
Interest rate derivatives	—	2,990	—	2,990
Available–for–sale securities	—	55	—	55
Revalued administrative property (Note 11)	—	147,663	—	147,663

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 15)
Interest rate derivatives	—	137	—	137
Frequent flyer liability(1)	—	191,157	—	191,157
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt (Note 12)	—	3,587,841	—	3,587,841

(1)	Upon adoption of IFRS 15 on January 1, 2018, frequent flyer deferred revenue is no longer recorded at fair value, but at cost.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

(19)	Income tax expense

The major components of income tax expense for the nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the nine months ended September 30,
	2018	2017
Current income tax expense:
Current income tax expense	$(19,120)	$(28,023)
Deferred tax benefit:
Related to origination and reversal of temporary differences	5,673	4,200

Income tax expense reported in the interim income statement	$(13,447)	$(23,823)

The Group files tax returns in many jurisdictions around the world. Tax returns contain issues that are potentially subject to different interpretations of tax laws and regulations, which may lead to inquiries and legal claims with tax authorities. The resolution of these consultations and legal claims may take several years, but the Group does not currently expect that resolution to have any significant impact on the consolidated financial position or results of operations. The extent to which there are open consultations and legal claims will depend on the jurisdiction and the issue in question.

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate is 28%, compared to 20% for the year ended on December 31 2017. The lower tax rate in prior years was mainly driven by Avianca Ecuador, as the current income tax was calculated on a minimum basis in 2017, and on tax able profits in 2018. Additionally in 2018 the deferred tax asset is lower than the asset recognized in 2017, because of changes in tax laws and expected recovery.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

(20)	Provisions for legal claims

As of September 30, 2018 and December 31, 2017, the Group is involved in various claims and legal actions arising in the ordinary course of business.

The changes in provisions for legal claims in the reporting periods ended September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017	September 30, 2017
Balance at the beginning of the period	$11,720	$18,516	$18,516
Provisions for legal claims	1,153	14,490	14,078
Accrued provisions	(3,219)	(20,755)	(16,251)
Used provisions	(348)	(531)	(526)

Balance at the end of the period	$9,306	$11,720	$15,817

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of September 30, 2018 and December 31, 2017, these contingencies amount to a total of $241,347 and $119,573 respectively. Regardless of the likelihood assessment, some of these proceeding, if becoming probable, may be covered by the Group´s insurance policies or funds provided by third parties.

In accordance with IAS 37, proceedings that the Group considers to represent a remote risk are not accrued in the Condensed Consolidated Interim Financial Statements.

Cessation of pilot activities affiliated with the Colombian Association of Civil Aviators (ACDAC)

On September 20, 2017, the Colombian Association of Civil Aviators union (“ACDAC”) unilaterally initiated a cease of activities as no agreement had been reached in a labor dispute between the union and Avianca S.A. The cease of profit activities lasted for 51 days and lend to the cancellation of 14,337 flights, approximately 50% of our flights, during that period.

On September 25, 2017, Avianca S.A. filed a lawsuit with the Superior Court of Bogotá to declare the illegality of the strike. Such motion was granted by the court on October 6, 2017. Subsequently, ACDAC filed an appeal but such decision was upheld by the Labor Chamber of the Colombian Supreme Court of Justice.

ACDAC submitted an application with the court for additional clarification of the judgment as well as an annulment. However, on February 8, 2018, the Colombian Supreme Court denied the motions presented by ACDAC and, therefore, the judge’s decision declaring the strike illegal became final.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

On September 28, 2017, by resolution No. 3744 of 2017, the Ministry of Labor convened a compulsory arbitration tribunal, whose awards are comparable to collective bargaining agreements, to settle the differences regarding economic claims between ACDAC and Avianca S.A. The tribunal served Avianca S.A. with the award on December 11, 2017.

Subsequently, Avianca S.A. filed a motion to clarify the terms of the award and another motion for annulment since, the Group believes , the tribunal exceeded its competence by rendering decision beyond the scope of its jurisdiction. On February 8, 2018, the arbitration tribunal accepted such motions and remanded the case before the Labor Chamber of the Colombian Supreme Court of Justice, who is the competent authority to rule on the recourse. On July 18, 2018, the Supreme Court of Justice in its civil court confirmed the decision of illegality of the ACDAC strike.

(21)	Future aircraft leases payments

The Group has 135 aircraft under financial leases. Future financial lease commitments are as follows:

Aircraft
Less than one year	$350,790
Between one and five years	1,113,866
More than five years	1,028,074

$2,492,730

The Group has 54 aircraft under operating leases with an average remaining lease term of 46 months. Operating leases may be renewed in accordance with management’s business plan. Future operating lease commitments are as follows:

Aircraft
Less than one year	$253,259
Between one and five years	654,791
More than five years	187,373

$1,095,423

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group has two spare engines under operating leases for its family aircraft fleet of ATR and A320. Future spare engines operating lease commitments are as follows:

Engines
Less than 1 year	$5,092
Between 1 and 5 years	23,946
More than five years	9,366

$38,404

As of September 30, 2018, the Group rents two Airbus A319, one Airbus A330F and one Airbus A330 under operating lease to OceanAir Linhas Aereas, S.A. and two E-190 to Aeroliteral S.A. de C.V. Future minimum income from these lease agreements is as follows:

Aircraft
Less than one year	$27,387
Between one and five years	56,776
More than five years	22,940

$107,103

The amount of recognized payments expensed during nine month period ended September 30, 2018 and 2017 and for the three months between July 1 and September 30, 2018 and 2017:

	For the nine months ended September 30,		For the three months between July 1 and September 30,
	2018	2017	2018	2017
Leases minimum payments	$193,511	$226,207	$62,960	$70,447

(22)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

	Order	Options	Delivery
Airbus (family A320) (1)	124	—	2019-2025
Boeing 787- 8/9 (2)	3	9	2018-2019
Engines (3)	3	—	2018-2020

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

(1)

On December 2017, the Group signed two Assignment, Assumption and Release Agreements, one assigning 5 A-320 family aircraft to Muisca Aviation Limited and other assigning 4 A-320 family aircraft to Tejo Aviation Limited. Under the terms of these agreements to acquire Airbus aircraft, the Group must make pre-delivery payments to Airbus on predetermined dates.

(2)

On September 2017, the Group signed an amendment to convert three 787-8 and one 787-9 with deliveries scheduled in 2019. Additionally, in July 2017, the Group exercised a purchase option for one 787-8 with delivery scheduled in 2018.

(3)	The group has 3 firm orders with CFM for the acquisition of LEAP-1A engines, whose deliveries are scheduled between 2018 and 2020.

In November 2017, the Group also signed two Purchase Agreements between Transasia Airways Corporation and Avianca. Each agreement for an A330-300 with delivery date January 2018. In January 2018, the Group also signed two Purchase Agreements, one between V Air Corporation and Avianca, and another between Transasia Airways Corporation and Avianca. Each agreement for an A321-200 with delivery date March 2018

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of September 30, 2018, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$182,853	$211,852	$253,047	$209,959	$404,577	$1,262,288
Aircraft acquisition Commitments	$725,828	$1,836,547	$2,294,958	$2,817,693	$6,832,412	$14,507,438

The Group plans to finance the acquisition of the commitments acquired with the resources generated by the Group and the financial operations that can be formalized with financial entities and aircraft leasing companies.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

(23)	Dividends declared and paid

The Group paid dividends during the nine months ended September 30, 2018 and December 31, 2017, based on the retained earnings as of December 31, 2017 and 2016, respectively:

	September 30, 2018	December 31, 2017
Dividends paid
Dividend - Ordinary shared	$22,053	$16,942
Dividend - Preferred shared	11,363	8,730

Total	$33,416	$25,672

The Board of Directors of Avianca Holdings S.A. at an ordinary session of the General Shareholders Meeting held on March 16, 2018, agreed distribution of profits for the year 2017 as dividend to the shareholders of the Group who will be paid the amount of COP$98.6 per share, for a total amount of $35,508. The dividends declared will be paid in four equal installments of COP$24.65 per share, on June 29, July 31, August 31 and September 28, 2018.

The decree of dividends was made with a TRM of COP $ 2,780.47. The payment of the dividends was made to the corresponding TRM on the date on which the transaction was made.

The Board of Directors of Avianca Holdings S.A. at an ordinary session of the General Shareholders Meeting held on March 31, 2017, agreed the project for the distribution of profits for the year 2016 as dividend to the shareholders of the Group who will be paid the amount of COP$77 per share. The dividends declared were paid in two equal installments of COP$38.5 per share, on July 31 and September 30, 2017.

Dividends paid to minority shareholding

During the nine-month period ended September 30, 2018, the Group declared and paid dividends of $52,500 corresponding to minority interest of LifeMiles Ltd. according to the availability of cash and based on the liquidity. Additionally, a dividend was declared and paid to the minority stake of Turbo Prop Leasing Corp in the amount of $596.

During 2017, dividends related to the minority participation of Lifemiles Ltd were declared and paid in the amount of $121,001. According to the availability of cash and based on the liquidity and dividend distribution policy, a total of $39,750 was paid during the months of September, May, August and October of 2017 and on August 22, 2017 extraordinary dividends were paid in the amount of $87,251. Additionally, a dividend was declared and paid to the minority stake of Aerotaxis La Costeña S.A. in the amount of $3,000 in the month of December 2017.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Condensed Consolidated Interim Financial Statements

(In USD thousands)

(24)	Debt covenants

As of September 30, 2018 and December 31, 2017 the Group did not comply with certain debt covenants, however, the Group did not require waivers from the Financial Institutions since the breached covenants have no possible consequences on acceleration of debt.

(25)	Subsequent events

There are no material subsequent events to be disclosed at the date of issuance of the report.

****